Filed pursuant to Rule 433
Dated March 27, 2008

Relating to
Pricing Supplement No. 595 dated March 27, 2008 to
Registration Statement No. 333-131266

Global Medium-Term Notes, Series F

Fixed Rate Senior Notes Due 2018

Issuer:	Morgan Stanley
Principal Amount:	$2,250,000,000
Maturity Date:	April 1, 2018
Trade Date:	March 27, 2008
Original Issue Date (Settlement):	April 1, 2008
Interest Accrual Date:	April 1, 2008
Issue Price (Price to Public):	100%
Agents’ Commission:	0.45%
All-in Price:	99.55%
Net Proceeds to Issuer:	$2,239,875,000
Interest Rate:	6.625% per annum
Interest Payment Period:	Semi-annual
Interest Payment Dates:	Each April 1 and October 1, commencing October 1, 2008
Day Count Convention:	30/360
Optional Make-Whole Redemption:	Yes (treasury spread: plus 50 basis points)
Specified Currency:	U.S. Dollars (“$”)
Minimum Denomination:	$100,000 and integral multiples of $1,000 in excess thereof
Business Day:	New York
CUSIP:	6174466Q7
ISIN:	US6174466Q77
Issuer Ratings:	Aa3 (Moody’s) / AA- (Standard & Poor’s) / AA- (Fitch) (Negative / Credit Watch Negative / Negative)
Agents:	Morgan Stanley & Co. Incorporated and such other agents as shall be named in the above-referenced Pricing Supplement
Global Settlement:	Through The Depository Trust Company, Euroclear or Clearstream, Luxembourg

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering.  You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov.  Alternatively, the issuer, any underwriter or any dealer participating in the offerings will arrange to send you the prospectus if you request it by calling toll free 1-866-718-1649.

Amendment No. 1 to Prospectus Supplement Dated July 24, 2007
Prospectus Dated January 25, 2006